
June 6, 2024

Yushun Ting
President and Chief Executive Officer
Fashionista Distributor Holdings Inc.
2F., No. 24, Sec.1, Chongqing N. Rd., Datong Dist.
Taipei City, Taiwan (R.O.C) 103

> **Re: Fashionista Distributor Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 24, 2024**
> **File No. 333-277616**

Dear Yushun Ting:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 26, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors
Risks Related to Our Business and Industry
We depend on a few major customers..., page 7

1.   Please disclose the timeframe over which the revenue associated with the six new agreements stated in the third paragraph is to be recognized.

Dilution, page 23

2.   Please explain to us why the pre-offering book value per share changes in each scenario.

   Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.

             Sincerely,

             Division of Corporation Finance
             Office of Trade & Services

cc: Wei Wang